UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

IMMUNE DESIGN CORP.

(Name of Subject Company)

IMMUNE DESIGN CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Carlos Paya, M.D., Ph.D.

President, Chief Executive Officer and Director

Immune Design Corp.

1616 Eastlake Ave E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Laura Berezin, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immune Design Corp., a Delaware corporation (“Immune Design”), with the Securities and Exchange Commission on March 5, 2019, relating to the offer by (i) Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and (ii) Cascade Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of common stock of Immune Design, $0.001 par value per share, (the “Shares”) for $5.85 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 41 of the Schedule 14D-9:

“Expiration of the Offering Period; Completion of the Merger

At 12:00 midnight, Eastern Time, on April 2, 2019 (one minute following 11:59 p.m., Eastern Time, on April 1, 2019), the Offer expired. Computershare Trust Company, N.A., the depositary for the Offer, has advised Purchaser that, as of the expiration of the Offer, (i) a total of 41,970,607 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 86.75% of Immune Design’s currently outstanding Shares, and (ii) 379,162 Shares were validly tendered by notice of guaranteed delivery.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and, pursuant to the terms of the Merger Agreement, will promptly pay for all such Shares.

Pursuant to the Merger Agreement, Parent and Purchaser will complete the acquisition of Immune Design through the Merger without a meeting of the stockholders of Immune Design in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to such time (other than Shares held (i) by Immune Design (or held in Immune Design’s treasury) or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and will cease to exist, or (ii) by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Pursuant to the terms of the Merger Agreement, the surviving corporation in the Merger will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

On April 2, 2019, Merck & Co, Inc. issued a press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on April 2, 2019 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit No.	Description

(a)(7)	Press Release of Merck & Co, Inc., dated April 2, 2019 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Name:	Carlos Paya, M.D., Ph.D.
Title:	President and Chief Executive Officer

Dated: April 2, 2019